UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE AS OF 1934
For April 14, 2008
Commission File Number 000-27663
SIFY TECHNOLOGIES LIMITED
(Translation of registrant’s name into English)
Tidel Park, Second Floor
No. 4, Canal Bank Road, Taramani
Chennai 600 113, India
(91) 44-2254-0770
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☑ Form 40 F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). Yes ☐ No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

Entry into Material Definitive Agreement; Unregistered Sale of Equity Securities
     Effective March 24, 2008, Sify Technologies Limited (the “Company”) and Infinity Satcom Universal Private Limited, an Indian entity (the “Purchaser”) entered into a Subscription Agreement whereby the Company agreed to sell, and the Purchaser agreed to purchase, 12,817,000 Indian Equity Shares of the Company (the “Share Purchase”), at a per share purchase price of USD $4.46 (the “Purchased Shares”). The aggregate proceeds to be received by the Company is USD $57,163,820. The Purchaser is an entity controlled by Ananda Raju Vegesna, Executive Director of the Company and the brother of Raju Vegesna, the Company’s Chief Executive Officer and Managing Director.
     The Share Purchase was approved by the Company’s shareholders at the Extraordinary General Meeting on March 17, 2008 (the “Extraordinary Meeting”).
     The Purchased Shares will not be registered in the United States and will not be traded in the United States as American Depositary Shares. The Purchased Shares are being sold to the Purchaser pursuant to Regulation S under the Securities Act of 1933, as amended (the “Securities Act”). The Company sold the Purchased Shares to the Purchaser in an offshore transaction, and no selling efforts were made in the United States. The Purchased Shares issued in the unregistered sale will not be registered under the Securities Act, or any state securities laws, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.
     The foregoing description of the subscription agreement is qualified in its entirety by reference to the Subscription Agreement attached hereto as Exhibit 99.1 and incorporated by reference herein.
Other Events
Waiver of Standstill Agreement
     On February 10, 2008, the Board of Directors (the “Board”) of the Company approved a waiver of certain provisions of that certain Standstill Agreement, by and between the Company, Infinity Capital Ventures, L.P. and Raju Vegesna, dated November 10, 2005 (the “Standstill Agreement”) (filed on Form 6-K on November 21, 2005 and incorporated by reference herein).
     In connection with the purchase of the Purchased Shares, the independent directors of the Board waived the provision of the Standstill Agreement prohibiting Infinity Capital Ventures and Raju Vegesna from acquiring additional shares of the Company. Each of Messrs. Raju Vegesna and Ananda Raju Vegesna abstained from voting on the waiver.
Merger of the Company and Sify Communications Limited
     On February 10, 2008, the Board approved the merger of Sify Communications Limited (“Sify Comm”), a majority-owned subsidiary of the Company, with and into the Company, with the Company as the surviving entity (the “Merger”). The Merger was approved by the Company’s shareholders at the Meeting convened by the High Court of Madras, India, on March 17, 2008. Subsequently, the Company has filed the petition with the High Court for its confirmation and the orders of the High Court are expected by the end of July 2008. On approval by the High Court, the Merger shall have be deemed effective as of April 1, 2007.

Signatures
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 14, 2008

SIFY TECHNOLOGIES LIMITED
By:	/s/ MP Vijay Kumar
	Name:	MP Vijay Kumar
	Title:	Chief Financial Officer

Exhibits filed with this Report

Exhibit Number	Description
99.1	Subscription Agreement, dated March 24, 2008, by and between the Company and Infinity Satcom Universal Private Limited